EXHIBIT 4(C)

STANDARD INSURANCE COMPANY

403(b) PLAN ENDORSEMENT

This 403(b) Plan Endorsement is attached to and forms a part of the Contract. The Endorsement is intended to integrate the provisions of the Contract, Contract Application, Schedules, and Riders with the requirements for your Plan, in compliance with Code Section 403(b). All terms defined in the Contract have the same meaning where used in this Endorsement.

In consideration of the issuance of the Contract and Rider(s) in conjunction with your Retirement Plan and in compliance with Code Section 403(b), it is agreed as follows:

1.	ARTICLE II, Section A, “Definitions”, Subsection 21, is amended to read:

Plan - The plan or arrangement named in the Contract Specifications. The Contract-owner represents that it is an eligible organization described in Code Section 403(b)(1)(A) and that the Plan meets the requirements of Code Section 403(b).

2.	ARTICLE III, Section F, “Limitation of Contributions”, is added to read:

Deposits attributable to elective deferrals within the meaning of Code Section 402(g) may not exceed the limitation imposed by that section. We may return amounts in excess of the limitation or otherwise correct them as allowed by law. Other limitations may apply but we assume no responsibility under this Contract for monitoring Deposits with respect to those limitations. Deposits in excess of the limitations and related earnings may be distributed upon your request, as permitted by law.

3.	ARTICLE III, Section G, “Transferred Deposits”, is added to read:

For any deposits transferred from another tax-sheltered annuity contract or account, except another Standard Insurance Company contract, we must be provided the source of the Deposit, e.g. salary reduction (elective deferrals), employer match, or after-tax contributions, or we will identify such Deposit on our records as salary reduction contributions.

Transferred amounts must also be identified as having been contributed to the Plan before the 1989 Plan year, or we will identify them on our records as post-1988 contributions for purposes of certain distribution restrictions.

Transferred amounts subject to Code Section 403(b)(7)(A) shall continue to be subject to the restrictions of Code Section 403(b)(7)(A)(ii).

4.	ARTICLE IV, Section F, “General”, Subsection 5 is added to read:

Distributions shall be made in a manner that satisfies Code Section 403(b)(10), which imposes requirements similar to Code section 401(a)(9), including the minimum incidental death benefit requirements.

5.	ARTICLE IX, Section B, “Assignment”, Subsection 4 is added to read:

Assignment by Participant. A Participant’s interest in this Contract is nontransferable within the meaning of Code Section 401(g). The Participant’s interest may not be sold, assigned, discounted, or pledged as collateral for a loan and may not be alienated except pursuant to a qualified domestic relations order within the meaning of Code Section 414(p) or as otherwise specifically provided by law.

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